SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Bristow Group Inc.

(Name of Subject Company (Issuer))

Bristow Group Inc.

(Name of Filing Persons (Issuer))

3.00% Convertible Senior Notes due 2038

(Title of Class of Securities)

110394 AC7

(CUSIP Number of Class of Securities)

Edward Chipman Earle

Senior Vice President, Chief Legal Officer

and Corporate Secretary

2103 City West Blvd.

4th Floor

Houston, Texas 77042

(713) 267-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John D. Geddes

Andrew J. Ericksen

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$115,000,000	$13,363.00

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.00% Convertible Senior Notes due 2038, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 14, 2015, there was $115,000,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $115,000,000.
**	The amount of the filing fee equals $116.20 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,363.00	Filing Party:	Bristow Group Inc.
Form or Registration No.:	Schedule TO (File No. 005-34191)	Date Filed:	May 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Bristow Group Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 15, 2015, relating to the Company’s offer to repurchase the 3.00% Convertible Senior Notes due 2038 that were issued by the Company (the “Notes”).

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related offer materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

ITEM 4.	Terms of the Transaction.

The right of holders to surrender Notes for purchase in the Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on June 12, 2015, will now remain open until midnight, New York City time, at the end of the day on June 12, 2015.

ITEM 12.	Materials To Be Filed As Exhibits.

This Amendment No. 1 amends and restates Item 12 as follows:

(a)(1)(A)	—	Company Notice to Holders of Bristow Group Inc. 3.00% Convertible Senior Notes due 2038, dated May 15, 2015.*

(a)(1)(B)	—	Form of Repurchase Notice.*

(a)(1)(C)	—	Press Release dated May 15, 2015.*

(a)(1)(D)	—	Supplement to Company Notice to Holders of Bristow Group Inc. 3.00% Convertible Senior Notes due 2038, dated May 28, 2015.

(b)	—	Not applicable.

(d)(1)	—	Indenture dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on June 17, 2008).

(d)(2)	—	First Supplemental Indenture thereto dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on June 17, 2008).

(d)(3)	—	Second Supplemental Indenture thereto dated as of October 1, 2012 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on October 4, 2012).

(d)(4)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated June 11, 2008 to the prospectus dated June 9, 2008 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on June 13, 2008 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-151519).

(d)(5)	—	The description of the Company’s common stock contained in the Company’s registration statement on Form 8-A/A (Commission File No. 001-31617), filed on March 7, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

(g)	—	Not applicable.

(h)	—	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2015

BRISTOW GROUP INC.

By:	/s/ E. Chipman Earle
E. Chipman Earle
Senior Vice President, Chief Legal Officer and Corporate Secretary

INDEX TO EXHIBITS

(a)(1)(A)	—	Company Notice to Holders of Bristow Group Inc. 3.00% Convertible Senior Notes due 2038, dated May 15, 2015.*

(a)(1)(B)	—	Form of Repurchase Notice.*

(a)(1)(C)	—	Press Release dated May 15, 2015.*

(a)(1)(D)	—	Supplement to Company Notice to Holders of Bristow Group Inc. 3.00% Convertible Senior Notes due 2038, dated May 28, 2015.

(b)	—	Not applicable.

(d)(1)	—	Indenture dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on June 17, 2008).

(d)(2)	—	First Supplemental Indenture thereto dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on June 17, 2008).

(d)(3)	—	Second Supplemental Indenture thereto dated as of October 1, 2012 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on October 4, 2012).

(d)(4)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated June 11, 2008 to the prospectus dated June 9, 2008 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on June 13, 2008 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-151519).

(d)(5)	—	The description of the Company’s common stock contained in the Company’s registration statement on Form 8-A/A (Commission File No. 001-31617), filed on March 7, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

(g)	—	Not applicable.

(h)	—	Not applicable.

*	Previously filed.

3